

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2015

<u>Via E-mail</u>
Michael H. Brown
Chief Executive Officer
Sierra Madre Mining, Inc.
18444 N 25th Avenue, Suite #420–711
Phoenix, AZ 85023

> **Re: Sierra Madre Mining, Inc.**
> **Amendment to Post-Effective Amendment to Registration Statement on**
> **Form S-1**
> **Filed July 1, 2015**
> **File No. 333-199780**

Dear Mr. Brown:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 8, 2015 letter.

<u>General</u>

1. With your next amendment, please submit a letter as correspondence in EDGAR that responds to each of the comments and references the page numbers in the amendment. Additionally, please provide a written statement from the company acknowledging that: the company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2. We note your response to comment 1 and we reissue it in part. Please update all your related disclosures in the filing, including MD&A, to comply with Item 11(e) of Form S-1 and Rule 8-08 of Regulation S-X.

3. We note you filed an auditor consent dated December 22, 2014 which refers to the audit report dated October 31, 2014 and the consent covers the financial statements as of September 30, 2014 and December 31, 2013. As previously requested, please file an updated auditors consent as required by Item 601(b)(23).

4. We note your response to comment 4 and we reissue the comment. Please revise to disclose the date on which the offer expires on the cover page of the prospectus.

5. Please confirm to us that no sales have been made under the registration statement or update the registration statement to reflect any sales.

Please contact Ronald E. Alper at (202) 551-3329 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director

cc: Joseph LaCome, Esq.